Exhibit 99.1

News Release

GEAC to List on NASDAQ National Market

- Merrill Lynch, CIBC and BMO become initial market makers -

MARKHAM, Ontario and SOUTHBOROUGH, Massachusetts – February 2, 2004 – Geac Computer Corporation Limited (TSX: GAC) today announced it has been granted a listing on the NASDAQ National Market and will trade under the ticker symbol “GEAC”. NASDAQ trading is expected to commence on Tuesday, February 3, 2004. Geac will continue to list its common shares on the Toronto Stock Exchange under the ticker symbol “GAC.” Merrill Lynch, CIBC World Markets and BMO Nesbitt Burns will be the initial market makers in the United States.

Commenting on the U.S. listing, Charles S. Jones, President and CEO of Geac said: “With approximately half of our revenue coming from the United States and with the current interest in our company there, this listing is a natural step for Geac. A NASDAQ listing will significantly enhance the ability of U.S. investors to consider us. We also expect that this will increase our profile with our important U.S. customer base.”

Geac began reporting its financial results in U.S. dollars as of the quarter ended July 31, 2003. The Company reported revenue in fiscal year 2003 of US$405 million.

About Geac

Geac (TSX: GAC) is a global enterprise software company for Business Performance Management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

This press release may contain forward-looking statements based on current expectations. Important factors that could cause a material difference between these forward-looking statements and actual events include those set forth under the heading “Risk Factors” in Geac's Form 20-F for the fiscal year ended April 30, 2003 filed with the United States Securities and Exchange Commission on October 31, 2003, copies of which are available through the website maintained by the SEC at www.sec.gov; and under the heading “Risks and Uncertainties” in Geac's Management Discussion and Analysis for the fiscal year ended April 30, 2003 filed with the Canadian Securities Administrators on June 25, 2003 and available through the website maintained by the Canadian Depository for Securities Limited at www.sedar.com. Geac is a registered trademark of Geac Computer Corporation Limited. All other marks are trademarks of their respective owners.

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For more information, please contact:

Alys Scott
Vice President, Global Communications & Investor Relations
Geac
508.871.5854
alys.scott@geac.com

Melody Firth
Investor Relations Specialist
Geac
905.475.0525 ext. 3325
melody.firth@geac.com